02052292

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 19, 2002

ASM INTERNATIONAL N.V.
(Translation of registrant's name into English)

Jan van Eycklaan 10
3723 BC Bilthoven
The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

ASM INTERNATIONAL N.V.

By:

Arthur H. del Prado
President and Chief Executive Officer

The Company recently mailed to its shareholders the attached 2002 Second Quarter Report, which is attached hereto.

This Form 6-K is hereby incorporated by reference into the Company's Forms F-3 Nos. 333-92006 and 333-11234 and Forms S-8 Nos. 333-87262 and 333-11060.

The Process of Innovation℠


ASM® International

Letter to Shareholders

ASM International N.V. reports the operating results for the second quarter of 2002. The net loss for the second quarter of 2002 amounted to € 6.4 million or € 0.13 diluted net loss per share compared to net earnings of € 9.3 million or € 0.19 diluted net earnings per share for the second quarter of 2001. By comparison the net loss for the first quarter of 2002 amounted to € 12.2 million or € 0.25 diluted net loss per share.

For the six months ended June 30, 2002 the net loss amounted to € 18.6 million or € 0.38 diluted net loss per share, compared to net earnings of € 27.9 million or € 0.56 diluted net earnings per share for the same period in 2001.

Net sales

Net sales for the second quarter of 2002 amounted to € 140.9 million, 40.1% above the sales level of € 100.6 million in the first quarter of 2002 and a decline of 8.0% compared to net sales of € 153.1 million for the same period last year.

Net sales for the first half of 2002 amounted to € 241.4 million, 31.8% lower than the € 353.8 million net sales for the first half of 2001. Net sales of the Company's Front-end wafer processing equipment amounted to € 122.2 million compared to € 211.4 million for the first half of 2001, a decrease of 42.2%. Net sales for the Back-end assembly and packaging equipment and materials amounted to € 119.2 million compared to € 142.4 million for the first half of 2001, a decrease of 16.3%.

The semiconductor equipment market is recovering slightly from one of the most severe downturns in the semiconductor industry, which started late 2000 and continued until early 2002. ASMI has seen an increased level of customer interest and orders, both in its Front-end activities with its new generation 300mm tools and in its Back-end activities with its new generation wire bonders. This increased order activity has already resulted in a higher level of sales compared to the first quarter of 2002, in particular in the Back-end operations as lead-times are typically shorter as compared to the Front-end operations.

Operations

The *gross profit margin* for the second quarter of 2002 amounted to 37.8% of net sales, 4.8 percentage points above the gross profit margin of 33.0% for the previous quarter. The gross profit margin for the first half of 2002 amounted to 35.8%, a decrease of 6.0 percentage points compared to 41.8% gross profit margin in the first half of 2001. The increase in the second quarter compared to the first quarter is primarily the result of the spread of the fixed manufacturing costs over a higher sales volume and secondly the mix of products sold. Similarly the lower sales volume and the mix of products sold in the first half of 2002 compared to the first half of 2001 resulted in a decrease of gross profit margin.

Selling, general and administrative costs were € 28.6 million in the second quarter of 2002, compared to € 22.4 million in the first quarter of 2002, an increase of 27.6%, and an increase of 4.4% compared to € 27.4 million for the second quarter of 2001. Selling, general and administrative expenses were 21.1% of net sales for the first half of 2002, compared to 16.7% of net sales for the first half of 2001. The increase in selling, general and administrative expenses in the second quarter of 2002 as compared to the first quarter of 2002 was primarily due to higher sales commissions on the increased level of sales and an increase in support and customer service staff levels as a result of the higher level of activity.

Research and development expenses increased from € 19.8 million or 12.9% of net sales in the second quarter of 2001 to € 21.7 million or 15.4% of net sales in the second quarter of 2002 and was slightly above the € 20.5 million in research and development expenses in the first quarter of 2002. For the first half of 2002 research and development expenses increased by 9.0% compared to the same period last year, and as a percentage of net sales from 11.0% to 17.5%. ASMI continued to keep the research and development expenses at a high level despite the market circumstances and concentrated its investments in research and development on the equipment and product solutions for the next generations of semiconductor devices. In the Company's Front-end, these investments were concentrated on high-k dielectrics, low-k dielectrics, Atomic Layer CVD, copper, RTP and 300mm process applications while in the Back-end the concentration was on performance improvements and release of new and upgraded products as the new generation Eagle gold wire ball bonder.

Amortization of goodwill. As of January 1, 2002 ASMI adopted SFAS No. 142 "Goodwill and Other Intangible Assets". This new accounting standard requires that goodwill not be amortized, but rather be tested at least annually for impairment. Consequently, ASMI stopped amortizing goodwill as of January 1, 2002. ASMI did not record an impairment loss upon adoption of SFAS No. 142. Amortization of goodwill in the first quarter of 2001 amounted to € 1.9 million and for the first half year of 2001 to € 3.8 million.

Earnings (loss) from operations amounted to earnings of € 3.0 million in the second quarter of 2002, a decline of 80.2% as compared to the same period of 2001. For the first half of 2002, earnings from operations amounted to a loss of € 6.8 million, compared to earnings of € 46.3 million for the first half of 2001. Before amortization of goodwill, the adjusted earnings from operations for the second quarter of 2001 were € 16.9 million compared to earnings of € 3.0 million in the second quarter of 2002.

Net interest and other financial income (expenses) decreased from a net expense of € 0.6 million in the second quarter of 2001 to a net expense of € 2.3 million in the second quarter of 2002. In the first half year of 2002 the net expense amounted to € 4.6 million compared to a net income of € 0.6 million for the first half of 2001. The net income in the first half of 2001 resulted from a small interest expense and transaction gains resulting from the increase of the United States dollar and the Hong Kong dollar versus the euro, the reporting currency. The net expense in the first half of 2002 was the result of increased borrowings and the full impact of our US$ 115.0 million 5% convertible notes, issued in November 2001, € 0.8 million in amortization of debt issuance costs related to these convertible notes and a small foreign exchange loss, offset by low interest income on our cash and cash equivalents during this period.

Bookings and backlog

New orders in the second quarter of 2002 amounted to € 169.1 million, 56.3% higher than the level of net new orders received in the first quarter of 2002. For the first half of 2002 the total of new orders amounted to € 277.3 million. The backlog at the end of June 2002 stood at € 168.4 million, an increase of 20.1% compared to the backlog of € 140.2 million at the end of March 2002. The book-to-bill ratio for the second quarter of 2002 was 1.20 compared to 1.08 in the first quarter of 2002. Of the backlog at June 30, 2002 € 118.4 million relates to Front-end operations and € 50.0 million to Back-end operations.

Outlook

Increased order activity and customer requests for production slots and quotations for both Front-end and Back-end over the past few months led to an increase in sales volumes as early as the second quarter of 2002. ASMI believes it is well positioned in the Front-end segment of the semiconductor equipment market due to its strategies in 300mm, low-k, high-k, SiGe and copper, and in the Back-end segment due to its established position as a leading supplier of a full spectrum of innovative products and its recently introduced next generation wire bonders.

ASMI also strongly believes that its firm commitment to research and development, its readiness in new technologies, design-in wins at top-tier customers as well as our strategic partnerships provide ASMI with a broad basis for substantial long-term market share gains.

Based on the selection of ASMI's new technologies by top tier customers as well as the increased level of orders booked during the second quarter of 2002, ASMI anticipates a continued growth of sales and improvement of the bottom line for the second half of 2002, compared to the first half of this year, and also into 2003.



Arthur H. del Prado
President and Chief Executive Officer

Bilthoven,
July 29, 2002

Auditors : Deloitte & Touche, Accountants.
Stock : Traded on the NASDAQ National Market System under the symbol 'ASMI' and on the Euronext Amsterdam Stock Exchange under the symbol 'ASM'.
Transfer Agents : Citibank, New York, NY, U.S.A.
ABN AMRO Bank, Breda, the Netherlands.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to terrorist activity, armed conflict or political instability and other risks indicated in the Company's filings from time to time with the US Securities and Exchange Commission, including, but not limited to, the Company's report on Form 20-F and Form 6-K as filed.

(thousands, except per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,	
	2001	**2002**	2001	**2002**
	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**
Net sales	153,136	**140,853**	353,757	**241,424**
Cost of sales	(89,045)	**(87,588)**	(205,947)	**(155,007)**
Gross profit	64,091	**53,265**	147,810	**86,417**
Operating expenses:				
Selling, general and administrative	(27,388)	**(28,587)**	(59,033)	**(50,990)**
Research and development	(19,791)	**(21,704)**	(38,747)	**(42,253)**
Amortization of goodwill	(1,927)	**-**	(3,758)	**-**
Total operating expenses	(49,106)	**(50,291)**	(101,538)	**(93,243)**
Earnings (loss) from operations	14,985	**2,974**	46,272	**(6,826)**
Net interest and other financial income (expenses)	(628)	**(2,283)**	568	**(4,602)**
Earnings (loss) before income taxes and minority interest	14,357	**691**	46,840	**(11,428)**
Income taxes	(1,443)	**(376)**	(6,971)	**617**
Earnings (loss) before minority interest	12,914	**315**	39,869	**(10,811)**
Minority interest	(3,574)	**(6,703)**	(11,999)	**(7,747)**
Net earnings (loss)	9,340	**(6,388)**	27,870	**(18,558)**
Basic net earnings (loss) per share	0.19	**(0.13)**	0.57	**(0.38)**
Diluted net earnings (loss) per share (1)	0.19	**(0.13)**	0.56	**(0.38)**
Weighted average number of shares used in computing per share amounts (in thousands):				
Basic	48,895	**49,151**	48,866	**49,124**
Diluted (1)	50,216	**49,151**	50,052	**49,124**
Adjusted amounts – Adoption of SFAS 142 (2):				
Reported net earnings (loss)	9,340	**(6,388)**	27,870	**(18,558)**
Add back: amortization of goodwill	1,927	**-**	3,758	**-**
Adjusted net earnings (loss)	11,267	**(6,388)**	31,628	**(18,558)**
Reported basic net earnings (loss) per share	0.19	**(0.13)**	0.57	**(0.38)**
Amortization of goodwill per share	0.04	**-**	0.08	**-**
Adjusted basic net earnings (loss) per share	0.23	**(0.13)**	0.65	**(0.38)**
Reported diluted net earnings (loss) per share	0.19	**(0.13)**	0.56	**(0.38)**
Amortization of goodwill per share	0.04	**-**	0.08	**-**
Adjusted diluted net earnings (loss) per share	0.23	**(0.13)**	0.64	**(0.38)**

(1) The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months ended June 30, 2002 and six months ended June 30, 2002, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for that period.

(2) The adjusted amounts reflect the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" for all periodes presented. The Company adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 requires that goodwill not be amortized, but, rather be tested at least annually for impairment. Consequently the Company stopped amortizing goodwill as of January 1, 2002. The Company did not record an impairment loss upon adoption of this standard.

(thousands, except per share data)		In Euro
	December 31,	June 30,
Assets	2001	**2002**
		(unaudited)
Cash and cash equivalents	107,577	**60,105**
Marketable securities	5	**5**
Accounts receivable, net	136,615	**136,122**
Inventories, net	206,027	**192,544**
Income taxes receivable	4,103	**2,586**
Other current assets	21,110	**23,174**
Total current assets	475,437	**414,536**
Property, plant and equipment, net	191,081	**166,495**
Goodwill, net	64,306	**57,126**
Other assets	26,241	**24,858**
Total Assets	757,065	**663,015**

Liabilities and Shareholders' Equity		
Notes payable to banks	16,231	**15,810**
Accounts payable	61,737	**59,903**
Accrued expenses	85,794	**62,188**
Advance payments from customers	6,309	**5,988**
Deferred revenue	11,562	**9,033**
Income taxes payable	4,227	**4,953**
Current portion of long-term debt	2,179	**1,993**
Total current liabilities	188,039	**159,868**
Deferred income taxes	1,977	**1,424**
Long-term debt	11,720	**10,152**
Convertible subordinated debt	130,728	**115,288**
Total Liabilities	332,464	**286,732**
Minority interest in subsidiary	103,691	**91,486**
Shareholders' Equity:		
Common shares		
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 49,070,296 and 49,152,008 shares	1,963	**1,966**
Financing preferred shares, issued none	-	-
Preferred shares, issued none	-	-
Capital in excess of par value	252,892	**253,584**
Retained earnings	64,916	**46,358**
Accumulated other comprehensive income	1,139	**(17,111)**
Total Shareholders' Equity	320,910	**284,797**
Total Liabilities and Shareholders' Equity	757,065	**663,015**

Consolidated Statements of Comprehensive Income (Loss)

(thousands, except per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,	
	2001	**2002**	2001	**2002**
	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**
Net earnings (loss)	9,340	**(6,388)**	27,870	**(18,558)**
Other comprehensive income:				
Exchange rate changes for the period	9,467	**(22,563)**	18,834	**(20,311)**
Unrealized gains (losses) on derivative instruments	1,245	**2,048**	(897)	**2,061**
Total other comprehensive income	10,712	**(20,515)**	17,937	**(18,250)**
Comprehensive income (loss)	20,052	**(26,903)**	45,807	**(36,808)**

(thousands, except for number of common shares)						In Euro
	Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders' Equity
Balance December 31, 2000	48,797,346	221	252,784	58,818	(3,501)	308,322
Issuance of common shares:						
For stock options	110,018	1	452	-	-	453
Net earnings	-	-	-	27,870	-	27,870
Other comprehensive income	-	-	-	-	17,937	17,937
Balance June 30, 2001 (unaudited)	48,907,364	222	253,236	86,688	14,436	354,582
Balance December 31, 2001	49,070,296	1,963	252,892	64,916	1,139	320,910
Issuance of common shares:						
For stock options	**81,712**	**3**	**692**	**-**	**-**	**695**
Net earnings (loss)	**-**	**-**	**-**	**(18,558)**	**-**	**(18,558)**
Other comprehensive income (loss)	**-**	**-**	**-**	**-**	**(18,250)**	**(18,250)**
Balance June 30, 2002 (unaudited)	**49,152,008**	**1,966**	**253,584**	**46,358**	**(17,111)**	**284,797**

Consolidated Statements of Cash Flows

(thousands)				In Euro
	Three months ended June 30,		Six months ended June 30,	
	2001	**2002**	2001	**2002**
	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**
Cash flows from operating activities:				
Net earnings (loss)	9,340	**(6,388)**	27,870	**(18,558)**
Depreciation and amortization	10,322	**9,919**	20,220	**20,301**
Amortization of debt issuance costs	-	**374**	-	**763**
Deferred income taxes	(172)	**(270)**	(383)	**(319)**
Minority interest	3,574	**6,703**	11,999	**7,747**
Changes in other assets and liabilities	(17,457)	**(27,668)**	(28,108)	**(32,147)**
Net cash provided by (used in) operating activities	5,607	**(17,330)**	31,598	**(22,213)**
Cash flows from investing activities:				
Net capital expenditures	(18,391)	**(5,711)**	(40,650)	**(10,854)**
Net cash (used in) investing activities	(18,391)	**(5,711)**	(40,650)	**(10,854)**
Cash flows from financing activities:				
Notes payable to banks, net	(14,469)	**1,811**	7,413	**(62)**
Proceeds from issuance of shares	344	**335**	453	**695**
Proceeds from long-term debt	22	**1**	1,533	**502**
Repayments of long-term debt	(546)	**(530)**	(13,056)	**(2,120)**
Dividend to minority shareholders	(9,407)	**(8,056)**	(9,407)	**(8,056)**
Net cash provided by (used in) financing activities	(24,056)	**(6,439)**	(13,064)	**(9,041)**
Exchange rate effects	8,415	**(6,762)**	13,614	**(5,364)**
Net increase (decrease) in cash and cash equivalents	(28,425)	**(36,242)**	(8,502)	**(47,472)**

Disclosure about Segments and Related Information

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and South East Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 54.36% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Six months ended June 30, 2001			
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffilated customers	211,391	142,366	353,757
Earnings from operations	20,255	26,017	46,272
Net interest and other financial income (expense)	(3,181)	3,749	568
Income taxes	(3,644)	(3,327)	(6,971)
Minority interest	-	(11,999)	(11,999)
Net earnings	13,430	14,440	27,870
Net capital expenditure	25,231	15,419	40,650
Depreciation and amortization	9,397	10,823	20,220
Total assets	416,900	368,418	785,318
Short-term debt	63,680	344	64,024
Long-term debt	12,008	-	12,008
Headcount (1)	1,143	5,622	6,765
Six months ended June 30, 2002			
	(unaudited)	**(unaudited)**	**(unaudited)**
Net sales to unaffilated customers	**122,207**	**119,217**	**241,424**
Earnings (loss) from operations	**(24,526)**	**17,700**	**(6,826)**
Net interest and other financial income (expense)	**(5,030)**	**428**	**(4,602)**
Income taxes	**1,769**	**(1,152)**	**617**
Minority interest	**-**	**(7,747)**	**(7,747)**
Net earnings (loss)	**(27,787)**	**9,229**	**(18,558)**
Net capital expenditure	**6,695**	**4,159**	**10,854**
Depreciation and amortization	**9,056**	**11,245**	**20,301**
Total assets	**393,744**	**269,271**	**663,015**
Short-term debt	**17,803**	**-**	**17,803**
Long-term debt	**125,440**	**-**	**125,440**
Headcount (1)	**1,077**	**4,979**	**6,056**

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers. At December 31, 2001 the headcounts for the Front-end and Back-end segments were 1,125 and 4,830 respectively.

Accounting principles

The Company follows accounting principles generally accepted in the United States of America ('US GAAP'). Accounting principles applied are unchanged compared to the year 2001, except for the accounting of goodwill. As of January 1, 2002 the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill not be amortized, but, rather be tested at least annually for impairment. The Company did not record an impairment loss upon adoption of SFAS No. 142 as of January 1, 2002. Under accounting principles generally accepted in the Netherlands ('Dutch GAAP') the statement of operations, the balance sheet and statement of cash flows would not differ significantly from those presented in this interim report, except for the amortization of goodwill. Under the new adopted US GAAP standard SFAS No. 142, the Company stopped amortizing goodwill as of January 1, 2002, which is not allowed under Dutch GAAP. Had the Company continued to amortize goodwill the net loss for the first half of 2002 would have been € 3.8 million higher at a net loss of € 22.4 million or € 0.46 diluted net loss per share, and retained earnings would have been € 3.8 million lower at € 42.6 million.



ASM International

The Process of Innovation[SM]

ASM International N.V.
Jan van Eycklaan 10
3723 BC Bilthoven
The Netherlands